

**15048838**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

| SEC FILE NUMBER |
|---|
| 8- 67218 |

**FACING PAGE**
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Allegro Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 King William
(No. and Street)

San Antonio     TX     78204
(City)     (State)     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C.A. Boytinck     (212) 988-7613
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

PO Box 2555     Hamilton Square     NJ     08690
(Address)     (city)     (State)     Zip Code

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, ___Thomas C.A. Boytinck_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Allegro Securities LLC_____, as of ___December 31,_____ 20 _14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____

*Signature*

CEO

*Title*

Notary Public of New Jersey
My Commission Expires Feb. 25, 2016

This report** contains (check all applicable boxes):
- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Member Equity or Partners' or Sole Proprietor's Capital
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ALLEGRO SECURITIES LLC

*FINANCIAL STATEMENTS*

*AND*

*SUPPLEMENTARY INFORMATION*

For the Year Ended

December 31, 2014

## MICHAEL T. REMUS
### *Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

### Independent Auditor's Report

To: The Member
**Allegro Securities LLC**

I have audited the accompanying financial statements of Allegro Securities LLC (a Delaware Limited Liability Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Allegro Securities LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Allegro Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Allegro Securities LLC financial statements. The supplemental information is the responsibility of Allegro Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

Michael T. Remus, CPA

Hamilton Square, New Jersey

February 11, 2015

# ALLEGRO SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2014

## ASSETS

| | | |
|---|---|---:|
| **Current Assets** | | |
| Cash | $ | 152,959 |
| CRD Deposit | | 561 |
| Prepaid Expenses | | 725 |
| | | |
| Total Current Assets | | 154,245 |
| | | |
| Equipment, net of accumulated depreciation of $8,285 | | 1,712 |
| | | |
| Total Assets | $ | 155,957 |

## LIABILITIES AND MEMBER EQUITY

| | | |
|---|---|---:|
| **Current Liabilities** | | |
| Accounts payable | $ | 8,276 |
| | | |
| Total Current Liabilities | | 8,276 |
| | | |
| Total Liabilities | | 8,276 |
| | | |
| **Member Equity** | | |
| Member Capital | | 385,300 |
| Member (deficit) | | (237,619) |
| | | |
| Total Member Equity | | 147,681 |
| | | |
| Total Liabilities & Member Equity | $ | 155,957 |

See accompanying notes.

**ALLEGRO SECURITIES LLC**
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES

| | | |
|---|---|---|
| Placement & Transaction Fees | $ | 1,270,534 |
| Reimbursements | | 1,100 |
| | | 1,271,634 |

OPERATING EXPENSES

| | |
|---|---|
| Commissions | 376,667 |
| Compliance Fees | 6,719 |
| Communication & Data Processing | 10,223 |
| Professional Fees | 34,776 |
| Travel & Marketing | 57,095 |
| General & Administrative | 7,529 |
| Occupancy | 2,400 |
| Regulatory Fees | 7,675 |
| Depreciation | 949 |
| | 504,033 |

| | | |
|---|---|---|
| Net Income | $ | 767,601 |

See accompanying notes.

**ALLEGRO SECURITIES LLC**
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2014

| | | |
|---|---|---|
| Subordinated Liabilities at December 31, 2013 | $ | - |
| Increases | | - |
| Decreases | | - |
| Subordinated Liabilities at December 31, 2014 | $ | - |

See accompanying notes.

**ALLEGRO SECURITIES LLC**
STATEMENT OF CHANGES IN MEMBER EQUITY (DEFICIT)
Year Ended December 31, 2014

| | Member Capital | | Member | Total |
| | Number of Units | Amount | Equity (Deficit) | |
|---|---|---|---|---|
| Balance at December 31, 2013 | 0 | $ 385,300 | $ (229,692) | $ 155,608 |
| Adjustment | | | | |
| Distributions to member | | | (775,528) | (775,528) |
| Net Income | - | | 767,601 | 767,601 |
| Balance at December 31, 2014 | 0 | $ 385,300 | $ (237,619) | $ 147,681 |

See accompanying notes.

**ALLEGRO SECURITIES LLC**

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net Income | $ | 767,601 |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities: | | |
| Depreciation | | 949 |
| (Increase) Decrease in Operating Assets: | | |
| CRD deposit | | 777 |
| Prepaid expenses | | 756 |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts payable and accrued expenses | | 8,276 |
| Payroll tax | | (4,679) |
| Net cash provided by operating activities | | 773,680 |
| **Cash Flows From Investing Activities** | | - |
| **Cash Flows From Financing Activities** | | |
| Distributions | | (775,528) |
| Net cash used in financing activities | | (775,528) |
| Net decrease in cash | | (1,848) |
| Cash at Beginning of Year | | 154,807 |
| Cash at End of Year | $ | 152,959 |
| Supplemental Cash Flows Disclosures | | |
| Cash paid for income taxes | $ | - |
| Cash paid for interest | $ | - |

See accompanying notes.

# ALLEGRO SECURITIES LLC

Notes To Financial Statements

December 31, 2014

## 1  Organization and Nature of Business

Allegro Securities LLC (the Company) was organized in 2005 as Farragut Capital & Marketing LLC.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company provides third-party marketing services to entities, generally in the real estate industry, seeking to raise capital. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

## 2  Significant Accounting Policies

### (a)  Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

### (b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### (c)  Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2014. Cash is held at a two major financial institutions and is insured by the Federal Deposit Insurance Corporation.

### (d)  Equipment

Equipment is stated at cost, and is depreciated on a straight-line basis over its estimated useful life.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of equipment are included in income.

*(e) Revenue Recognition*

The Company is entitled to placement fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recorded when earned.

*(f) Income Taxes*

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that require a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2014. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2011.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2014.

*(g) Advertising and Marketing*

Advertising and marketing costs are expensed as incurred.

*(h) General and Administrative Expenses*

General and administrative costs are expensed as incurred.

# ALLEGRO SECURITIES LLC

Notes to Financial Statements

December 31, 2014

*(i)  Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> *Level 2.* Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

> *Level 3.* Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

## 3  Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $144,683, which was $139,683 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0572 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

## 4 Leases

The Company conducts its operations from facilities that are leased for $200 per month on a month to month basis. The agreement is dated December 23, 2013 and became effective on January 1, 2014. The agreement can be terminated by either party with 45 days' notice.

Rent expense for the year ended December 31, 2014 was $2,400.

## 5 Concentrations and Economic Dependency

The Company's revenues are related to placement fees as discussed in Note 2 above. There is no assurance of future revenues from such fees.

Three customers accounted for 98% of 2014 revenues.

The Company maintains its cash at two financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2014. As of December 31, 2014 there were no cash balances held in any accounts that were not fully insured.

## 6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

## 7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

## 8    Related Party Transactions

During the year, the Company reimbursed its sole member $39,246 for various overhead and travel expenses advanced by him in accordance with its routine practice.

The Company and another company also owned by the Company's sole member have certain common clients; however, the Company does not engage in any transactions with said commonly-controlled other company, other than as disclosed.

## 9    Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company.  At December 31, 2014 the Company had implemented such policies and procedures.

## 10    Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 11    Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 11, 2015 which is the date the financial statements were available to be issued.  Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

# MICHAEL T. REMUS

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
**Allegro Securities LLC**

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Allegro Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegro Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Allegro Securities LLC stated that Allegro Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Allegro Securities LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegro Securities LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2015

**ALLEGRO SECURITIES LLC**

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014

**Schedule I**

NET CAPITAL

| | | |
|---|---|---:|
| Member Equity | $ | 147,681 |
| Total Credits | | 147,681 |

Debits

| | |
|---|---:|
| CRD deposit | (561) |
| Prepaid expenses | (725) |
| Equipment less accumulated depreciation | (1,712) |
| Total Debits | (2,998) |

| | | |
|---|---|---:|
| NET CAPITAL | $ | 144,683 |

CAPITAL REQUIREMENTS

| | | |
|---|---|---:|
| 6 2/3 % of aggregate indebtedness | $ | 551 |
| Minimum capital requirement | | 5,000 |
| Net capital in excess of requirements | $ | 139,683 |

| | |
|---|---:|
| Ratio of Aggregate Indebtedness to Net Capital | 0.0572 to 1 |

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2014)

| | | |
|---|---|---:|
| Net Capital, as reported in Company's Part II unaudited Focus Report | $ | 144,683 |
| Net Capital, per above | | 144,683 |
| Difference | $ | - |

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

**ALLEGRO SECURITIES LLC**


SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)


YEAR ENDED December 31, 2014


Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Allegro Securities LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

**ALLEGRO SECURITIES LLC**

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2014

**"EXEMPT UNDER 15c3-3(k)(2)(i)**

Pursuant to rule 15c 3-3 relating to possession or control requirements, Allegro Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

**Allegro Securities LLC**
**Exemption Report pursuant to SEC Rule 17a-5**
**For the Year Ended December 31, 2014**

Allegro Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Allegro Securities LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Allegro Securities LLC, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Thomas CA Boytinck, CEO

**ALLEGRO SECURITIES LLC**

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:

| | | |
|---|---|---|
| Accounts payable & accrued expenses | $ | 8,276 |
| | | |
| Total Aggregate Indebtedness | $ | 8,276 |

# MICHAEL T. REMUS

## Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Allegro Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Allegro Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Allegro Securities compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Allegro Securities LLC management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1.      Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2..     Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting small differences;

3.      Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4.      Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 11, 2015

**ALLEGRO SECURITIES LLC**
**SIPC Transitional Assessment Reconciliation**
**December 31, 2014**

General Assessment Calculation

| | | |
|---|---|---:|
| Total Revenue | $ | 1,270,534 |
| Deductions | | 0 |
| SIPC Net Operating Revenues | | 1,270,534 |
| Rate | | 0.0025 |
| General Assessment Due | | 3,176 |
| Less Payments: SIPC 6 | | (2,063) |
| Plus: Interest | | - |
| Remaining Assessment Due | | 1,113 |
| Paid with SIPC 7 | | (1,113) |
| Balance Due | $ | 0 |

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.